

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2024

Jason Combs
Chief Financial Officer
The E.W. Scripps Company
312 Walnut Street
Cincinnati, OH 45202

      Re: The E.W. Scripps Company
          Form 10-K for Fiscal Year Ended December 31, 2022
          Form 8-K furnished November 3, 2023
          File No. 001-10701

Dear Jason Combs:

      We have reviewed your December 21, 2023 response to our comment letter and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 29, 2023 letter.

Form 8-K furnished November 3, 2023

Exhibit 99.1, page 1

1.   We note your response to prior comment 5. You state in your proposed revised disclosures that free cash flow is a measure of your ability to service debt, make investments and satisfy other obligations, which would appear to imply that this is a liquidity measure. In addition, you are deducting cash flows for items such as capital expenditures, preferred stock dividends, interest payments, income taxes paid (refunded) and mandatory contributions to retirement plans. Therefore, revise to reconcile such measure to the most directly comparable GAAP measure of operating cash flow. Also revise to relabel this measure (e.g. adjusted free cash flow) to more appropriately reflect what it represents. Lastly, while you state in your response that this metric is a universally used measure of valuation for broadcast television companies, please tell us and revise to explain in further detail how your management uses this measure in managing the business.

   Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

           Sincerely,

           Division of Corporation Finance
           Office of Technology